November 12, 2013

Via Edgar and Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mark P. Shuman

RE:	BluePhoenix Solutions Ltd.
Registration Statement on Form F-1
File No. 333-191314

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby withdraws its request for acceleration dated as of November 8, 2013 relating to the above referenced Registration Statement No. 333-191314.

Very truly yours,

BluePhoenix Solutions Ltd.

By:    /s/ Rick Rinaldo
          Rick Rinaldo
          Chief Financial Officer